VIA EDGAR

August 31, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Att:	John Reynolds

John Archfield
Ryan Milne
Susann Reilly
Jim Lopez

Re:	Oxford Technologies, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed April 23, 2009

Form 10-Q for the Period Ended March 31, 2009

Filed May 20, 2009

File No. 0-49854

Dear Mr. Reynolds:

On July 15, 2009, Oxford Technologies, Inc. (the “Company”) requested that the Company’s reply to your comment letter dated July 1, 2009, be extended to August 18, 2009, and now we must apologize that we were not able to submit our response within such timeframe.

The reason for the delay is that our public accountants had limited time to review our proposed responses because during that period of time they were extremely busy with the 10-Q reviews for other clients, hence unable to review our response until about August 20.  As of today, the Company and its public accountants are still working on the reply.  We hope to submit our written reply to the Commission within the next a few days, by Friday, September 11th, and in any event not later than Wednesday, September 17th.  Accordingly, we hereby respectfully request that the reply deadline be extended to September 17, 2009.

Again, we apologize for the delay.  If you have any questions, please feel free to contact me or William G. Hu, Esq., our legal counsel, at (212) 734-2789.  Thank you for your consideration and assistance.

Sincerely,

/s/ Jacinta Sit
Jacinta Sit President and Chief Financial Officer